



03013536

| ANNUAL AUDITED REPORT FORM X-17A-5 PART III | Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder | SEC FILE NO. 8-25657 |

REPORT FOR THE PERIOD BEGINNING 1/01/02 **AND ENDING** 12/31/02
MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OPTION OPPORTUNITIES COMPANY

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

339 SHERIDAN ROAD

(No. and Street)

SEC MAIL RECEIVED PROCESSING
MAR - 3 2003
WASH. D.C. 181 SECTION

WINNETKA   ILLINOIS   60093
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID DURY   (312) 849-3500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

WEISS & COMPANY LLP

ONE NORTHFIELD PLAZA - SUITE 400	NORTHFIELD	ILLINOIS	60093
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, __DAVID DURY_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __OPTION OPPORTUNITIES CO.___ , as of __DECEMBER 31_____ XX_2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

-2-

OATH OR AFFIRMATION

I, __DAVID DURY__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __OPTION OPPORTUNITIES CO.__ as of __DECEMBER 31__ XX __2002__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing page
☒ (b) Statement of Financial Condition
☒ (c) Statement of Income (loss)
☒ (d) Statement of Changes in Financial Condition
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or
　　　 Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant
　　　 to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements
　　　 Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the
　　　 Computation of Net Capital Under Rule 15c3-1 and the
　　　 Computation for Determination of the Reserve Requirements
　　　 Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements
　　　 of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation
☐ (m) A copy of the SIPC Supplemental Report
☐ (n) A report describing any material inadequacies found to exist or
　　　 found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing,
   see section 240.17a-5(e)(3).

OPTION OPPORTUNITIES COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2002



WEISS & COMPANY LLP
Certified Public Accountants

NORTHFIELD • ILLINOIS

OPTION OPPORTUNITIES COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
LAWRENCE B. BERKOWITZ
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR



WEISS & COMPANY LLP
Certified Public Accountants & Consultants

ONE NORTHFIELD PLAZA • SUITE 400 • NORTHFIELD, ILLINOIS 60093-1266
TELEPHONE (847) 441-8800 • FAX (847) 441-6270
www.weisscpa.com

REPORT OF INDEPENDENT AUDITORS

The Stockholder
Option Opportunities Company

We have audited the accompanying statement of financial condition of Option Opportunities Company (an Illinois "S" Corporation) as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Option Opportunities Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-125 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiss & Company LLP
WEISS & COMPANY LLP

Northfield, Illinois
February 10, 2003

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OPTION OPPORTUNITIES COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current assets:	
Cash	$ 25,060
Due from broker	7,195,472
Securities owned - marketable, at market value	25,061,108
Total current assets	32,281,640
Other assets:	
Membership in exchanges, at cost	91,000
Other assets	25,000
Total other assets	116,000
Total assets	$ 32,397,640

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Securities sold but not yet purchased, at market value	$ 19,145,607
Accounts payable	193,222
Total current liabilities	19,338,829
Stockholder's equity:	
Common stock - no par value; 1,000 shares authorized, 100 shares issued and outstanding	85,000
Retained earnings	12,973,811
Total stockholder's equity	13,058,811
Total liabilities and stockholder's equity	$ 32,397,640

The accompanying notes are an integral part of these statements.

OPTION OPPORTUNITIES COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue:	
Investment gains	$ 3,467,956
Interest and dividend income	663,515
Total revenue	4,131,471
Expenses:	
Officer compensation	480,000
Employee compensation	482,913
Payroll taxes	34,236
Profit sharing expense	122,276
Consulting services	587,388
Brokerage fees	455,448
Interest expense	456,988
Other operating expenses	464,656
Total expenses	3,083,905
Income before state income tax	1,047,566
Provision for state income tax	17,110
Net income	$ 1,030,456

The accompanying notes are an integral part of these financial statements.

OPTION OPPORTUNITIES COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Total
Balance, December 31, 2001	$ 85,000	$ 12,443,355	$ 12,528,355
Net income for the year	-	1,030,456	1,030,456
Distributions	-	(500,000)	(500,000)
Balance, December 31, 2002	$ 85,000	$ 12,973,811	$ 13,058,811

The accompanying notes are an integral part of these financial statements.

OPTION OPPORTUNITIES COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net income	$	1,030,456
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in securities owned		5,083,477
Increase in receivable from broker		(7,195,472)
Decrease in prepaid expenses		15,016
Increase in securities sold but not yet purchased		5,115,839
Decrease in accounts payable		(32,602)
Decrease in income tax payable		(22,500)
Decrease in payable to broker		(3,474,004)
Cash flows provided by operating activities		520,210
Cash flows from investing activities:		
Increase in other assets		(51,000)
Cash flows from financing activities:		
Distributions		(500,000)
Decrease in cash		(30,790)
Cash - beginning of year		55,850
Cash - end of year	$	25,060
Supplemental disclosure of cash flow information:		
Interest paid	$	406,585
State income tax paid	$	30,239

The accompanying notes are an integral part of these statements.

OPTION OPPORTUNITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 - Significant Accounting Policies

Options Opportunities Company (an Illinois "S" Corporation) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange. The Company trades securities for its own account.

Marketable Securities
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the stockholder. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be treated as an S Corporation for federal income tax reporting purposes. In lieu of corporation federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for state replacement income tax.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Concentration from Credit Risk
The Company maintains several bank accounts. At times the balances in these accounts exceed insured limits.

Note 2 - Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $8,731,487 and required net capital of $100,000. The Company's net capital ratio was .02 to 1.

Note 3 – Securities Owned and Sold But Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as follows below:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$23,052,923	$18,435,064
Corporate bonds	1,451,475	706,043
Options	556,710	4,500
Totals	$ 25,061,108	$ 19,145,607

Note 4 - Employees' Profit Sharing Plan

The Company sponsors a profit sharing plan for the benefit of all eligible employees. The contributions to the plan are made at the discretion of the Board of Directors. The Company's contribution for 2002 was $120,000.

Note 5 - Other Assets

The Company has a Joint Back Office (JBO) Clearing Agreement with Bear Sterns Securities. The Agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T.

Note 6 - Commitments

The Company leased office space on a month to month basis. Rent expense was $12,000 for year 2002.

BROKER OR DEALER:	Options Opportunities		as of: December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — $ 13,194,257 `3480`

2. Deduct ownership equity not allowable for net capital — 0 `3490`

3. Total ownership equity qualified for Net capital — 13,194,257 `3500`

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation in net capital — 0 `3520`

   B. Other (deductions) or allowable credits (List) — 0 `3525`

5. Total capital and allowable subordinated liabilities — 13,194,257 `3530`

6. Deductions and/or charges:

   A. Total non-allowable assets from Statement of Financial Condition [Notes B and C] — $ 116,000 `3540`

   B. Secured demand note deficiency — 0 `3590`

   C. Commodity futures contracts and spot commodities proprietary capital charges — 0 `3600`

   D. Other deductions and/or charges — 0 `3610` — (116,000) `3620`

7. Other additions and/or allowable credits (List) — 0 `3630`

8. Net Capital before haircuts on securities positions — 13,078,257 `3640`

9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):

   A. Contractual securities commitments — $ 0 `3660`

   B. Subordinated securities borrowings — 0 `3670`

   C. Trading and investment securities:

      1. Exempted securities — 0 `3735`

      2. Debt securities — 0 `3733`

      3. Options — 0 `3730`

      4. Other securities — 4,315,713 `3734`

   D. Undue concentration — 31,057 `3650`

   E. Other (list) — 0 `3736` — (4,346,770) `3740`

10. Net Capital — $ 8,731,487 `3750`

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OPTIONS OPPORTUNITIES COMPANY

RECONCILIATION OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

	Previously Submitted	Per Audited Financial Statement	Difference (Note 1)
Total ownership equity	$ 13,194,257	$ 13,058,811	$ (135,446)
Nonallowable assets	(116,000)	(116,000)	-
Haircuts on securities	(4,346,770)	(4,346,770)	-
Net capital	$ 8,731,487	$ 8,596,041	$ (135,446)

Note 1 - Automatically, Bear Sterns (Option Opportunities' clearing firm) accrues bond interest on any bonds held by Option Opportunities. On 5/2/01, Viatel filed for bankruptcy protection. Option Opportunities owns 11.5% 3/15/09 Viatel bonds. Bear Sterns has automatically accrued $135,446 in Viatel bond interest. Option Opportunities' accountant included the $135,446 bond interest accrual as income for Option Opportunities' 2002 financial statements. Option Opportunities has requested Weiss & Company LLP (Option Opportunities' auditors) to reduce 2002 income by $135,446 as this bond interest is uncollectible.

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
LAWRENCE B. BERKOWITZ
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI
_____
ANNE SEEFOR



WEISS & COMPANY LLP
Certified Public Accountants & Consultants

ONE NORTHFIELD PLAZA • SUITE 400 • NORTHFIELD, ILLINOIS 60093-1266
TELEPHONE (847) 441-8800 • FAX (847) 441-6270
www.weisscpa.com

Independent Auditors' Supplementary
Report on Internal Control Structure

The Stockholder
Option Opportunities Company

In planning and performing our audit of the financial statements and supplemental schedule of Option Opportunities Company (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weiss & Company LLP
WEISS & COMPANY LLP

Northfield, Illinois
February 10, 2003

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